Exhibit 99.1

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK : IAS PART 61
X

FRONTLINE LTD.,

Plaintiff,		INDEX NO. 652065/17

-against-		DECISION & ORDER

DHT HOLDINGS, INC., BW GROUP LIMITED, ROBERT N. COWEN, ERIK A. LIND, JOSEPH H. PYNE, and EINAR MICHAEL STEIMLER,		MOTION SEQ. NO. 001

Defendants.

X

OSTRAGER, J:
Plaintiff Frontline Ltd. (“Frontline”) unsuccessfully sought to purchase control of defendant DHT Holdings, Inc, (“DHT”) apparently in a stock exchange transaction.  The negotiations between plaintiff and DBT apparently extended over a period of time.  No later than March 23, 2017 plaintiff learned that DHT had negotiated a transaction with defendant BW Group Limited (“BW”) that does not involve either a sale or a change of control of DHT.  Negotiations between plaintiff and DHT may have continued until March 30, 2017 and, ultimately, terminated.
On April 18, 2017 at approximately 4 PM plaintiff presented this Court with an OTSC seeking a preliminary injunction and temporary restraining order enjoining the transaction between DHT and BW.  The OTSC was presented prior to the service of any process on any of the defendants.  The Court declined to issue a TRO under these circumstances and made the OTSC returnable on April 19, at 2:15 PM because the transaction plaintiff seeks to enjoin is scheduled to close, at least in part, on April 20.  The Court further directed plaintiff to establish service of process in advance of the April 19 hearing.  It is not seriously disputed that process has not been properly effected on DHT or BW and there are extremely serious questions as to whether either DHT or BW is subject to the jurisdiction of this Court irrespective of whether service of process was served.  The complaint also names the four directors of DHT, only one whom has been properly completed.

Passing the issue of whether there is personal jurisdiction over DHT and/or BW, plaintiff asserts that it can challenge the transaction between DHT and BW because of a provision in the contract between DHT and BW pursuant to which DHT and BW agree to subject themselves to the jurisdiction of this Court in the event any dispute arises between them under the terms of their agreement.  The agreement explicitly states that it confers no rights on any third parties.  Plaintiff asserts that because it is suing DHT directly and derivatively on behalf of all DHT shareholders, plaintiff can invoke the jurisdiction of this Court for its action against DHT.  At oral argument plaintiff cited, for the first time, the cases of New Greenwich Litigation Trustee v. Citco Fund Services, 145 A.D. 3d 16 (lst Dep’t 2016) and Walker Truesdelll, Roth & Associates Inc. v. Globeop Financial Services, 43 Misc. 3d 1230(A) (Sup. Ct. N.Y. County 2013) to support its contention.  Both of these cases are inapposite.
The familiar standard for the issuance of a preliminary injunction and/or temporary restraining order is (a) likelihood of success on the merits; and (b) irreparable harm and (c) a balance of equities tipping decidedly in favor of the moving party.
It is axiomatic that a Court cannot issue an injunction against parties against whom it has no jurisdiction.  Plaintiff has failed to establish either that the defendants were properly served or that the Court has jurisdiction over the defendants.  Moreover, all the equities tip decidedly in favor of the defendants given the inexcusable timing of plaintiff’s filing.  Plaintiff had 18 days prior to April 18 to properly serve defendants and to attempt to marshal a case supporting jurisdiction over the defendants.  For these reasons alone, the motion for a preliminary injunction and temporary restraining order must be denied.

With respect to the merits of plaintiff’s claim that the transaction between DHT and BW violate presumptively applicable Delaware law, plaintiffs have failed at this stage of the case to establish a probability of success on that claim.
Defendants shall answer or otherwise respond to the complaint within thirty days of the completion of service.  A conference is set for June 27, 2017 at 9:30 a.m.

Dated: April 19, 2017	/s/ Barry R. Ostrager
	Barry R. Ostrager	J.S.C